# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vulcan Infrastructure and Power Inc., CIK 0001844971
CUSIP: 39531G308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0002154781
Persons authorized to receive notices and communications: Matthew Lambert, Machine Investment Group, 11 W. 42nd Street, 24th Floor, New York, New York (NY), 10036, (917) 558-3286; Bradley C. Brasser, Jones Day, 90 South Seventh Street, Minneapolis, Minnesota (MN), 55402, (612) 217-8886; Andrew D. Iammarino, Jones Day, 901 Lakeside Avenue, Cleveland, Ohio (OH), 44114, (216) 586-1044

## Reporting persons
- MIG REF II INFR, LLC (CIK 0002154781): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,923,976; sole dispositive power 0; shared dispositive power 2,923,976; aggregate amount beneficially owned 2,923,976 (8.23% of the class)
  Comment: Rows 8, 10, and 11. Consists of 2,923,976 outstanding shares (the "MIG Shares") of Vulcan Infrastructure and Power Inc.'s ("Issuer") Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"). Does not include shares of Class A Common Stock that may be issued upon conversion of the MIG Convertible Note (as defined herein) or upon exercise of the MIG Warrant (as defined herein) as, until the Regulatory Approvals (as defined herein) have been obtained, (a) the MIG Convertible Note is not convertible and (b) the MIG Warrant is not exercisable if such exercise would cause the Reporting Persons' (as defined herein) beneficial ownership of the shares of Class A Common Stock to exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately prior to the issuance date of the MIG Warrant.
  
  Rows 8, 10, and 11. Includes shares held directly by MIG REF II INFR, LLC ("MIG"). MIG is wholly owned by Machine Real Estate Fund II, LP ("REF II"). Voting and investment decisions with respect to securities held by REF II and its subsidiaries, including MIG, are managed by Machine Investment Group, LP, pursuant to an investment management agreement between Machine Investment Group, LP and MIG REF II GP, LLC, the general partner of REF II. Eric W. Rosenthal is the managing partner of Machine Investment Group, LP. Mr. Rosenthal may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by MIG, but he disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  Row 13. Percentage calculated based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026, as reported in Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on September 10, 2026.
- Eric W. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,923,976; sole dispositive power 0; shared dispositive power 2,923,976; aggregate amount beneficially owned 2,923,976 (8.23% of the class)
  Comment: Rows 8, 10, and 11. Consists of the 2,923,976 MIG Shares. Does not include shares of Class A Common Stock that may be issued upon conversion of the MIG Convertible Note or upon exercise of the MIG Warrant as, until the Regulatory Approvals have been obtained, (a) the MIG Convertible Note is not convertible and (b) the MIG Warrant is not exercisable if such exercise would cause the Reporting Persons' beneficial ownership of the shares of Class A Common Stock to exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately prior to the issuance date of the MIG Warrant.
  
  Rows 8, 10, and 11. Includes shares held directly by MIG. MIG is wholly owned by REF II. Voting and investment decisions with respect to securities held by REF II and its subsidiaries, including MIG, are managed by Machine Investment Group, LP, pursuant to an investment management agreement between Machine Investment Group, LP and MIG REF II GP, LLC, the general partner of REF II. Eric W. Rosenthal is the managing partner of Machine Investment Group, LP. Mr. Rosenthal may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by MIG, but he disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  Row 13. Percentage calculated based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026, as reported in Issuer's Current Report on Form 8-K, filed with the SEC on September 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Vulcan Infrastructure and Power Inc.
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by:

* MIG REF II INFR, LLC, a Delaware limited liability company ("MIG"); and

* Eric W. Rosenthal (together with MIG, the "Reporting Persons").

The securities reported in this Schedule 13D are owned directly by MIG. MIG is wholly owned by REF II. Voting and investment decisions with respect to securities held by REF II and its subsidiaries, including MIG, are managed by Machine Investment Group, LP pursuant to an investment management agreement between Machine Investment Group, LP and MIG REF II GP, LLC, the general partner of REF II. Eric W. Rosenthal is the managing partner of Machine Investment Group, LP. Mr. Rosenthal may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by MIG, but he disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

The business address for each of the Reporting Persons is 11 W. 42nd Street, 24th Floor, New York, New York 10036. MIG is principally engaged in the business of investing in securities of Issuer. Mr. Rosenthal's present principal occupation is co-founder and managing partner of Machine Investment Group, LP, a real estate investment management firm. The name, principal occupation or employment, and business address of each of executive officers, other than Mr. Rosenthal, of Machine Investment Group, LP, as the entity ultimately in control of MIG is listed on Schedule I hereto.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: Neither of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule I hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule I hereto, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of MIG is Delaware. Mr. Rosenthal is a citizen of the United States. The citizenship of each of the executive officers, other than Mr. Rosenthal, of Machine Investment Group, LP is listed on Schedule I hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The response to Item 4 is incorporated by reference into this Item 3.

The funds used to purchase the securities described herein were derived from capital contributions to MIG. No borrowed funds were used to purchase any of the securities described herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Item 6 are incorporated by reference into this Item 4.

On September 10, 2026 (the "Closing Date"), Issuer issued and sold to MIG the following securities pursuant to the Subscription Agreement, dated as of July 19, 2026 (the "Subscription Agreement"), between Issuer and MIG, for an aggregate purchase price of $15,000,000:

* 2,923,976 shares of Class A Common Stock at a purchase price of $1.71 per share;

* a senior secured convertible promissory note in the initial principal amount of $10,000,000 (the "MIG Convertible Note"), which, subject to obtaining the regulatory approvals required under the Subscription Agreement (the "Regulatory Approvals"), is initially convertible into 4,678,362 shares of Class A Common Stock on the terms set forth therein (the "MIG Conversion Shares"); and

* a three-year warrant (the "MIG Warrant") to purchase 1,754,386 shares of Class A Common Stock (the "MIG Warrant Shares") at an exercise price of $1.71 per share, subject to adjustment as provided therein, which may not be exercised by MIG prior to obtaining the Regulatory Approvals because such exercise would cause MIG and persons with whom beneficial ownership would be aggregated with MIG for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") to beneficially own more than 9.99% of the shares of Class A Common Stock outstanding immediately prior to the issuance date. The MIG Warrant may be exercised without such beneficial ownership limitation once the Regulatory Approvals have been obtained.

The purpose of the transactions described herein is for MIG to acquire a substantial interest in Issuer. Eric W. Rosenthal is filing this Schedule 13D because he may be deemed to be the beneficial owner of the shares of Class A Common Stock held or acquirable by MIG, but he disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

As of September 10, 2026, the Reporting Persons beneficially owned 2,923,976 shares of Class A Common Stock, which consists of the 2,923,976 MIG Shares issued and sold to MIG on the Closing Date pursuant to the Subscription Agreement, representing 8.23% of the outstanding shares of Class A Common Stock after giving affect to the issuance of the MIG Shares pursuant to the Subscription Agreement and the issuance of shares of Class A Common Stock to certain other investors on the Closing Date. Such amount does not include MIG Conversion Shares that may be issued upon conversion of the MIG Convertible Note or MIG Warrant Shares that may be issued upon exercise of the MIG Warrant as, until the Regulatory Approvals have been obtained, (a) the MIG Convertible Note is not convertible and (b) the MIG Warrant is not exercisable if such exercise would cause the Reporting Persons' beneficial ownership of the shares of Class A Common Stock to exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately prior to the issuance date of the MIG Warrant. The foregoing calculations are based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026, as reported in Issuer's Current Report on Form 8-K, filed with the SEC on September 10, 2026. In accordance with the terms of the MIG Convertible Note and the MIG Warrant, MIG will have the ability to exercise its conversion and exercise rights thereunder, as applicable, and acquire the underlying shares of Class A Common Stock upon satisfaction of the conditions thereto, including obtaining the Regulatory Approvals.

The Reporting Persons intend to review their investment in Issuer on a continuing basis, and may determine to (1) acquire additional securities of Issuer, through open market purchases, private agreements or otherwise, including through the exercise of MIG's rights of first offer in connection with future issuances of equity securities or securities convertible into, exercisable for or exchangeable for equity securities of Issuer for cash (as described below), or (2) dispose of all or a portion of the securities of Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by Issuer on the terms and subject to the conditions set forth in the Investor Rights Agreement (as defined below)) or private transactions or (3) take any other available course of action. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will depend upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of Issuer's business, financial condition, operations and prospects; price levels of Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In addition, pursuant to the terms of the Investor Rights Agreement, MIG intends to nominate or identify individuals to serve as directors (or, to the extent applicable, an observer) on Issuer's Board of Directors (the "Board"). Any such individual nominated by MIG may, in his or her capacity as MIG's designee to the Board, have influence over corporate activities of Issuer, including activities which may relate to Items 4(a)-(j) of Schedule 13D. Further, MIG expects to enter into definitive documentation with Issuer relating to MIG's rights to the Sponsor Incentive (as defined below), on the terms and subject to the conditions provided in the Investor Rights Agreement.

From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Board, Issuer's management and stockholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in Items 4(a)-(j) of Schedule 13D. In the course of the Reporting Persons' discussions with the Board and/or members of Issuer's management team concerning a broad range of operational and strategic matters, and engagement with other stockholders of Issuer, the Reporting Persons may consider or explore certain extraordinary corporate transactions, such as: mergers, reorganizations or take-private transactions; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of Issuer; or other material changes to Issuer's business or corporate structure, including changes in management or the composition of the Board. The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting Issuer and its prospects.

Other than as described in this Item 4 and Item 6, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D; although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Subscription Agreement

On July 19, 2026, Issuer and MIG entered into the Subscription Agreement, pursuant to which Issuer agreed to issue and sell, and MIG agreed to purchase, the MIG Shares, the MIG Convertible Note and the MIG Warrant for an aggregate purchase price of $15,000,000, which issuance and sale closed on the Closing Date (the "Closing"). The Subscription Agreement contains customary representations, warranties and covenants from Issuer and MIG. Pursuant to the Subscription Agreement, Issuer agreed to use a portion of the net proceeds from the sale of the MIG Shares, the MIG Convertible Notes and the MIG Warrant to MIG and of the concurrent sales of shares of Class A Common Stock to other investors to redeem the remaining approximately $33 million of Issuer's outstanding 8.50% senior notes due October 2026, which are currently registered under Section 12(b) of the Securities Exchange Act of 1934 and listed for trading on The Nasdaq Global Select Market under the trading symbol "GREEL."

In addition, pursuant to the Subscription Agreement, Issuer and MIG also agreed to use their reasonable best efforts to promptly obtain all required consents and approvals from any governmental body or third party necessary, proper or advisable to consummate the transactions contemplated thereby, including the Regulatory Approvals, and not to, and not to permit any of their respective affiliates and subsidiaries to, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable Regulatory Approval, or would reasonably be expected to materially prevent or prohibit or impede, interfere with or delay obtaining any applicable Regulatory Approval, subject to certain exceptions.

Investor Rights Agreement

Pursuant to the Subscription Agreement, on the Closing Date, Issuer and MIG entered into an Investor Rights Agreement (the "Investor Rights Agreement"). In connection therewith, the Board was reconstituted to consist of ten directors, including two individuals-Robert Foley and Allan Rothschild-who are unaffiliated with MIG, meet certain independence requirements and were identified by MIG and consented to by Issuer and another investor. The Investor Rights Agreement further provides MIG with the following rights, subject to the terms and conditions thereof:

Board Representation Rights. On the date the Regulatory Approvals are obtained (the "Regulatory Approvals Date"), the Board will be reduced to eight directors, including one individual who will be nominated by MIG for approval by the Board and two individuals who are unaffiliated with MIG, meet certain independence requirements and are identified by MIG and consented to by Issuer and another investor. Following the reconstitution of the Board on the Regulatory Approvals Date, the Board will consist of no more than eight members, provided that the size of the Board may be increased with the approval of the Board, including the affirmative vote of the directors that were nominated by MIG. On the Regulatory Approvals Date and any time thereafter until the date of Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting"), MIG will have the right to nominate one director for appointment or election to the Board, provided that MIG, together with its affiliates, beneficially owns at least 5.0% of the outstanding shares of Class A Common Stock, calculated on a fully diluted basis. Following the 2027 Annual Meeting, and subject to applicable board independence requirements, MIG will have the right to nominate (i) two directors, for so long as MIG and its affiliates beneficially own at least 7.5% of the outstanding shares of Class A Common Stock, calculated on a fully diluted basis, and (ii) one director, for so long as MIG and its affiliates beneficially own at least 5.0% but less than 7.5% of the outstanding shares of Class A Common Stock, calculated on a fully diluted basis. Additionally, on the Regulatory Approvals Date, and thereafter for so long as MIG and its affiliates beneficially own at least 7.5% of the outstanding shares of Class A Common Stock, calculated on a fully diluted basis, one director designated by MIG will serve on the Capital Committee of the Board, which will consist of two members.

Subject to the terms and conditions of the Investor Rights Agreement, the MIG nominees will be nominated and recommended for election at each stockholder vote for the general election of directors of Issuer during the period in which MIG and its affiliates meet the beneficial ownership thresholds above. MIG also agreed to vote for the election of each member of any slate of directors recommended by the Board that includes all director nominees designated by MIG pursuant to the Investor Rights Agreement.

Non-Voting Board Observer Right. For so long as MIG or its affiliates beneficially own at least 5.0% of the outstanding Class A Common Stock, calculated on a fully diluted basis, MIG may designate one non-voting observer to attend and participate in meetings of the Board and its committees, subject to customary confidentiality, conflict and privilege limitations.

Right of First Offer. MIG will have a right of first offer to purchase, on the same terms and conditions as offered to other investors, a pro rata portion of certain future issuances by Issuer of equity securities or issuances convertible into, exercisable for or exchangeable for equity securities for cash, based on MIG's beneficial ownership of the then-outstanding Class A Common Stock on a fully diluted basis. This right will remain in effect until the earliest of (i) the third anniversary of the Investor Rights Agreement, (ii) MIG and its affiliates beneficially owning less than 7.5% of the outstanding Class A Common Stock, calculated on a fully diluted basis, and (iii) a change of control of Issuer, subject to customary exceptions.

Sponsor Incentive Arrangements. MIG has the right to receive certain project-level acquisition fees and/or promote incentives (the "Sponsor Incentive") in connection with future services provided to Issuer relating to identifying potential powered land acquisition opportunities and prospective tenants. Any such Sponsor Incentive may be paid in cash or shares of Class A Common Stock, must be on arm's-length terms and consistent with market practice for comparable services, and will be subject to approval by a majority of Issuer's independent and disinterested directors, and, where applicable, the Audit Committee of the Board, as well as any required regulatory approvals.

Registration Rights. Beginning on the first anniversary of the Investor Rights Agreement, MIG will have certain demand, shelf and piggyback registration rights with respect to the MIG Shares, the MIG Conversion Shares, and the MIG Warrant Shares, subject to certain limitations and conditions.

The foregoing descriptions of the Subscription Agreement and the Investor Rights Agreement are qualified in their entirety by reference to the agreements filed as exhibits to this Schedule 13D, which are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response to Item 4 is incorporated by reference into Items 5(a) and (b).

Eric W. Rosenthal, as the managing partner of Machine Investment Group, LP, the investment manager of REF II and MIG, may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by MIG.

To the knowledge of the Reporting Persons, the executive officers, other than Mr. Rosenthal, of Machine Investment Group, LP have no beneficial ownership of any shares of Class A Common Stock separate from the shares beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The responses to Item 3 and Item 4 are incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The limited partners of REF II have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held by REF II's wholly owned subsidiary, MIG, in accordance with their respective limited partnership interests. To the knowledge of the Reporting Persons, no limited partner of REF II has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares representing more than 5% of the outstanding shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 4 and Item 5 are incorporated by reference into this Item 6.

MIG Convertible Note

Pursuant to the Subscription Agreement, on the Closing Date, Issuer issued to MIG the MIG Convertible Note in an initial principal amount of $10,000,000.

Interest and Maturity. The MIG Convertible Note accrues interest on its accreted principal amount, as increased from time to time by any capitalized payment-in-kind ("PIK") interest, at a rate of 10.0% per annum, commencing on September 10, 2026. Interest accrues and is paid in kind monthly by being added to the accreted principal amount of the MIG Convertible Note rather than paid in cash, with such increased principal amount thereafter accruing additional interest on a compounded basis. The accreted principal amount of the MIG Convertible Note, together with any accrued and unpaid interest thereon, becomes due and payable on September 10, 2029 (the third anniversary of the issuance date) or upon any earlier redemption (including any special mandatory redemption), acceleration or repurchase in accordance with the terms of the MIG Convertible Note. Upon the occurrence and continuation of an event of default, the interest rate automatically increases to 15.0% per annum.

Conversion. MIG has the right, in its sole discretion, to convert all or any portion of the accreted principal amount of the MIG Convertible Note, including any accrued and unpaid PIK interest thereon, into shares of Class A Common Stock at a conversion price of $2.1375 per share, subject to adjustment as provided therein. The conversion right may be exercised at any time after the date on which the Regulatory Approvals are obtained.

Adjustments to Conversion Price and Conversion Shares. The MIG Convertible Note contains customary adjustment provisions designed to protect MIG against dilution of its conversion rights resulting from certain changes in Issuer's capital structure. The conversion price and the number of shares of Class A Common Stock issuable upon conversion of the MIG Convertible Note is subject to adjustment, without duplication, upon the occurrence of certain events, including stock splits, combinations or reclassifications of the Class A Common Stock, certain dividends or distributions payable in cash, equity securities or other property, certain rights offerings, tender offers or exchange offers, and certain mergers, consolidations, reorganizations or similar transactions. The adjustment provisions generally provide for a corresponding decrease in the conversion price and increase in the number of shares of Class A Common Stock issuable upon conversion to reflect the economic effect of such events. The MIG Convertible Note does not provide for any adjustment to the conversion price solely as a result of the issuance by Issuer of shares of Class A Common Stock or securities convertible into, exercisable for or exchangeable for Class A Common Stock, except with respect to the adjustment events described above.

Forced Conversion. The MIG Convertible Note provides Issuer with the right, at its option, to effect a mandatory conversion of all (but not less than all) of the accreted principal amount of the MIG Convertible Note, together with all accrued and unpaid interest thereon, into shares of Class A Common Stock if certain conditions are satisfied. Beginning on the earlier of (i) March 10, 2028 (18 months following the issuance date) and (ii) the date on which Issuer has raised more than $75 million in equity capital following September 10, 2026, Issuer has the option to effect such forced conversion if the VWAP (as defined in the MIG Convertible Note) of the Class A Common Stock exceeds 215% of the then-applicable conversion price (as adjusted pursuant to the terms of the MIG Convertible Note) for at least 20 trading days during any 30 consecutive trading day period.

Prior to effecting a forced conversion, Issuer is required to provide MIG with written notice at least 20 trading days prior to the proposed conversion date, including the applicable conversion price, the number of shares of Class A Common Stock issuable upon conversion and information demonstrating satisfaction of the applicable VWAP threshold. During such notice period, MIG will retain the right to voluntarily convert all or any portion of the accreted principal amount of the MIG Convertible Note, together with accrued and unpaid interest thereon, into shares of Class A Common Stock, which would reduce the amount subject to the forced conversion.

Issuer is not able to effect a forced conversion while an event of default is continuing, while certain fundamental change repurchase rights remain outstanding or prior to receipt of the Regulatory Approvals.

Fundamental Change Repurchase Right. The MIG Convertible Note provides MIG with the right to require Issuer to repurchase all or a portion of the accreted principal amount of the MIG Convertible Note for cash upon the occurrence of certain fundamental change events. The repurchase price will equal 100% of the accreted principal amount of the MIG Convertible Note being repurchased, plus all accrued and unpaid interest thereon through the applicable payment date.

If such a fundamental change event occurs prior to September 10, 2028 (the second anniversary of the issuance date), the repurchase price will also include an additional make-whole amount equal to the present value of the interest payments that would otherwise have accrued on the portion of the MIG Convertible Note being repurchased through September 10, 2028, calculated in accordance with the terms of the MIG Convertible Note.

Issuer is required to provide notice of any such fundamental change event, and MIG will have the opportunity to elect whether to require repurchase of the MIG Convertible Note. MIG's right to convert the MIG Convertible Note into shares of Class A Common Stock will continue through the applicable conversion period set forth in the MIG Convertible Note.

Optional Prepayment; Change of Control Protection. The MIG Convertible Note provides that Issuer may not voluntarily prepay the MIG Convertible Note during the two-year period following September 10, 2026, except in connection with certain change of control transactions. Following such period, Issuer is able to prepay the MIG Convertible Note, in whole or in part, at a price equal to the accreted principal amount of the MIG Convertible Note, including any interest that will have been added to principal, plus accrued and unpaid interest through the date of prepayment, subject to MIG's continuing conversion rights.

In the event of a change of control occurring during the two-year non-call period, Issuer is able to prepay the MIG Convertible Note in lieu of MIG exercising its fundamental change repurchase right. In such event, the prepayment amount will equal the accreted principal amount of the MIG Convertible Note, including any accrued and unpaid interest added to principal, plus accrued and unpaid interest through the prepayment date and a make-whole amount representing the present value of scheduled interest payments that would otherwise accrue through September 10, 2028.

In addition, during the two-year non-call period, Issuer is able to elect to cash collateralize the MIG Convertible Note by depositing cash or U.S. government obligations with a nationally recognized financial institution in an amount sufficient to satisfy the accreted principal amount of the MIG Convertible Note and remaining scheduled interest payments through the end of such period. Upon such cash collateralization, Issuer will be deemed to have discharged its payment obligations under the MIG Convertible Note, while MIG's conversion rights, change of control repurchase rights and Issuer's forced conversion rights will remain outstanding.

Special Mandatory Redemption. The MIG Convertible Note provides that, if the Regulatory Approvals are not obtained on or prior to March 31, 2027, Issuer is required to redeem the MIG Convertible Note on March 31, 2027. The redemption price will equal 130% of the then-accreted principal amount of the MIG Convertible Note, including any accrued and unpaid interest that will have been added to principal, plus all accrued and unpaid interest thereon through, but excluding, the redemption date.

Security. As described under the section entitled "Security Agreement and Pledge and Security Agreement" below, the MIG Convertible Note is secured by a first-priority lien on the collateral pledged pursuant to the Security Agreement and the Pledge Agreement (each as defined below). In addition, pursuant to the MIG Convertible Note, Issuer agreed to execute a deed of trust following the Closing creating a security interest in Issuer's powered land located in Columbus, Mississippi, as additional security for Issuer's obligations under the MIG Convertible Note.

Issuer's obligations under the MIG Convertible Note are guaranteed by Issuer's subsidiaries that own the assets pledged as collateral to secure such obligations.

Events of Default. The MIG Convertible Note contains customary events of default, including, among others, (i) the failure by Issuer to pay principal, interest or other amounts due under the MIG Convertible Note when payable, (ii) the failure to satisfy conversion obligations, (iii) breaches of certain covenants or other obligations under the MIG Convertible Note or related transaction documents that remain uncured after applicable cure periods, (iv) certain bankruptcy, insolvency or similar events, (v) defaults under certain of Issuer's or its subsidiaries' other indebtedness, (vi) material inaccuracies in representations and warranties under the security documents, (vii) the suspension or delisting of the Class A Common Stock from a national securities exchange, (viii) certain material judgments against Issuer or its subsidiaries and (ix) the failure of the security documents to create or maintain valid and perfected liens on the collateral securing the MIG Convertible Note.

Negative Covenants. The MIG Convertible Note contains customary negative covenants that apply while any portion of the MIG Convertible Note remains outstanding. Without the prior written consent of MIG, Issuer and its subsidiaries are restricted from, among other things, (i) incurring additional indebtedness other than permitted indebtedness, (ii) granting liens on the collateral securing the MIG Convertible Note other than permitted liens, (iii) issuing securities or indebtedness that are senior to, or have payment, distribution or liquidation preferences superior to, the MIG Convertible Note, (iv) transferring or disposing of collateral or ownership interests in subsidiaries that own collateral other than permitted dispositions and (v) materially changing the nature of their business.

In addition, until receipt of the Regulatory Approvals, Issuer is prohibited, subject to certain exceptions, from issuing or agreeing to issue equity securities or equity-linked securities without MIG's prior written consent. Until the Regulatory Approvals are obtained, Issuer and its subsidiaries are also required to maintain minimum liquidity of at least $10.0 million, calculated based on unrestricted and unencumbered cash, cash equivalents and bitcoin.

Security Agreement and Pledge and Security Agreement

In connection with the Closing, Issuer and certain of its wholly owned subsidiaries entered into a security agreement (the "Security Agreement") in favor of MIG, pursuant to which Issuer granted MIG a first-priority lien on all cryptocurrency mining equipment and related components owned by Issuer and certain of its wholly owned subsidiaries, owned at the Closing or thereafter acquired, including as of September 10, 2026, approximately 6,258 miners located at Issuer's facilities in Dresden, New York and Underwood, North Dakota, together with all proceeds, replacements, rents, profits and products thereof (excluding cryptocurrency mined by or on behalf of Issuer and certain of its wholly owned subsidiaries), to secure Issuer's obligations under the MIG Convertible Note.

In addition, in connection with the Closing, Issuer executed and delivered a pledge and security agreement (the "Pledge Agreement"), pursuant to which Issuer granted a security interest in the equity of Issuer's subsidiary that owns Issuer's powered land located in Columbus, Mississippi, as additional security for Issuer's obligations under the MIG Convertible Note.

MIG Warrant

Pursuant to the Subscription Agreement, on the Closing Date, Issuer issued to MIG the MIG Warrant.

Duration and Exercise Price; Exercisability. Subject to the beneficial ownership limitation set forth below, the MIG Warrant is exercisable immediately upon issuance at an exercise price of $1.71 per share, subject to adjustment as provided therein, and expires on September 10, 2029 (the third anniversary of the issuance date).

The MIG Warrant is exercisable, at the option of MIG, in whole or in part, by delivering to Issuer a duly executed exercise notice accompanied by payment in full for the number of shares of Class A Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless the Regulatory Approvals have been obtained, MIG may not exercise any portion of the MIG Warrant to the extent that, after giving effect to such exercise, MIG, together with its affiliates and certain related persons whose ownership is aggregated with MIG for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 9.99% of the shares of the Class A Common Stock outstanding immediately prior to the issuance date of the MIG Warrant. The beneficial ownership limitation may be waived or adjusted only in accordance with the terms of the MIG Warrant.

Adjustments to Exercise Price and Warrant Shares. The MIG Warrant contains customary adjustment provisions that provide for adjustments to the exercise price and the number of MIG Warrant Shares in connection with certain corporate events, including stock dividends, stock splits, combinations, reclassifications and similar transactions involving the Class A Common Stock. In addition, MIG is entitled to participate, subject to applicable beneficial ownership limitations unless the Regulatory Approvals have been obtained, in certain pro rata distributions, rights offerings and similar transactions made available to holders of the Class A Common Stock as if MIG had exercised the MIG Warrant immediately prior to the applicable record date.

Cashless Exercise. The MIG Warrant provides that, if at the time of exercise there is no effective registration statement registering the resale of the MIG Warrant Shares (or the prospectus included therein is not available for such resale), MIG may, subject to receipt of the Regulatory Approvals, exercise the MIG Warrant on a cashless basis. Upon a cashless exercise, MIG will receive a number of shares of Class A Common Stock equal to the number of shares that would otherwise be issuable upon a cash exercise multiplied by the difference between the then-current market price of the Class A Common Stock and the applicable exercise price, divided by such then-current market price. The MIG Warrant contains customary provisions regarding the determination of the applicable market price and exercise price for purposes of a cashless exercise.

Rights as a Stockholder. Except as otherwise provided in the MIG Warrant or by virtue of MIG's ownership of shares of Class A Common Stock, MIG does not have the rights or privileges of a holder of Class A Common Stock, including any voting rights, until MIG exercises the MIG Warrant. The MIG Warrant provides that MIG has the right to participate in distributions or dividends paid on shares of Class A Common Stock.

Fundamental Transactions. The MIG Warrant provides that, upon the occurrence of certain fundamental transactions, including mergers, consolidations, sales of substantially all of Issuer's assets, tender offers, recapitalizations, reclassifications or other business combinations resulting in a change of control or similar transaction, MIG is entitled to receive, upon exercise of the MIG Warrant, the kind and amount of securities, cash or other property that MIG would have received had MIG exercised the MIG Warrant immediately prior to such transaction. In addition, in connection with certain fundamental transactions, including all-cash transactions, Rule 13e-3 transactions or transactions involving a successor entity whose securities are not traded on a national securities exchange, MIG may elect to require Issuer or its successor to purchase the outstanding portion of the MIG Warrant for cash at a value determined pursuant to the Black-Scholes option pricing model, subject to certain exceptions for transactions not within Issuer's control. Issuer is also required to cause any successor entity in certain fundamental transactions to assume Issuer's obligations under the MIG Warrant.

Waivers and Amendments. The MIG Warrant may be modified or amended or the provisions of the MIG Warrant waived with Issuer's and MIG's written consent.

The foregoing descriptions of the MIG Convertible Note, the Security Agreement, the Pledge Agreement and the MIG Warrant are qualified in their entirety by reference to the agreements filed as exhibits to this Schedule 13D, which are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Joint Filing Agreement.
EXHIBIT B The Subscription Agreement is incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer on July 20, 2026.
EXHIBIT C The Investor Rights Agreement is incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Issuer on September 10, 2026.
EXHIBIT D The MIG Convertible Note is incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Issuer on September 10, 2026.
EXHIBIT E The Security Agreement is incorporated herein by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by Issuer on September 10, 2026.
EXHIBIT F The Pledge Agreement is incorporated herein by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by Issuer on September 10, 2026.
EXHIBIT G The MIG Warrant is incorporated herein by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Issuer on September 10, 2026.

## Signatures
- MIG REF II INFR, LLC: By: /s/ Matthew Lambert, Matthew Lambert, Authorized Signatory (09/16/2026)
- Eric W. Rosenthal: /s/ Eric W. Rosenthal, Eric W. Rosenthal (09/16/2026)